SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)

THE FINOVA GROUP INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

317928109

(CUSIP Number)

MARC D. HAMBURG
BERKSHIRE HATHAWAY INC.
1440 KIEWIT PLAZA
OMAHA, NEBRASKA 68131
(402) 346-1400

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

AUGUST 23, 2002

(Date of Event Which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-(g), check the following box. ☐

Note.    Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 19 pages)

/1/ The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 317928109	13D	PAGE 2 OF 19 PAGES

1.	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Berkadia LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS Not Applicable (see Item 3)

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

	7.	SOLE VOTING POWER 0

NUMBER OF SHARES BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 0 (see Items 5 and 6)

EACH REPORTING PERSON WITH	9.	SOLE DISPOSITIVE POWER 0

	10.	SHARED DISPOSITIVE POWER 0 (see Items 5 and 6)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (see Item 5)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (see Item 5)

14.	TYPE OF REPORTING PERSON* OO - Limited Liability Company

CUSIP NO. 317928109	13D	PAGE 3 OF 19 PAGES

1.	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Berkadia Management LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS Not Applicable (see Item 3)

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

	7.	SOLE VOTING POWER 0

NUMBER OF SHARES BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 0 (see Items 5 and 6)

EACH REPORTING PERSON WITH	9.	SOLE DISPOSITIVE POWER 0

	10.	SHARED DISPOSITIVE POWER 0 (see Items 5 and 6)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (see Item 5)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (see Item 5)

14.	TYPE OF REPORTING PERSON* OO - Limited Liability Company

CUSIP NO. 317928109	13D	PAGE 4 OF 19 PAGES

1.	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Berkadia Equity Holdings LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS Not Applicable (see Item 3)

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

	7.	SOLE VOTING POWER 0

NUMBER OF SHARES BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 61,020,581 (see Item 5 and 6)

EACH REPORTING PERSON WITH	9.	SOLE DISPOSITIVE POWER 0

	10.	SHARED DISPOSITIVE POWER 61,020,581 (see Items 5 and 6)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,020,581 (see Item 5)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.0% (see Item 5)

14.	TYPE OF REPORTING PERSON* OO – Limited Liability Company

CUSIP NO. 317928109	13D	PAGE 5 OF 19 PAGES

1.	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BHF Berkadia Member Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS Not Applicable (see Item 3)

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

	7.	SOLE VOTING POWER 0

NUMBER OF SHARES BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 61,020,581 (see Items 5 and 6)

EACH REPORTING PERSON WITH	9.	SOLE DISPOSITIVE POWER 0

	10.	SHARED DISPOSITIVE POWER 61,020,581 (see Items 5 and 6)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,020,581 (see Item 5)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.0% (see Item 5)

14.	TYPE OF REPORTING PERSON* CO

CUSIP NO. 317928109	13D	PAGE 6 OF 19 PAGES

1.	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BH Finance LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS Not Applicable (see Item 3)

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Nebraska

	7.	SOLE VOTING POWER 0

NUMBER OF SHARES BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 61,020,581 (see Items 5 and 6)

EACH REPORTING PERSON WITH	9.	SOLE DISPOSITIVE POWER 0

	10.	SHARED DISPOSITIVE POWER 61,020,581 (see Items 5 and 6)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,020,581 (see Item 5)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.0% (see Item 5)

14.	TYPE OF REPORTING PERSON* OO - Limited Liability Company

CUSIP NO. 317928109	13D	PAGE 7 OF 19 PAGES

1.	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Columbia Insurance Company

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS Not Applicable (see Item 3)

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Nebraska

	7.	SOLE VOTING POWER 0

NUMBER OF SHARES BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 61,020,581 (see Items 5 and 6)

EACH REPORTING PERSON WITH	9.	SOLE DISPOSITIVE POWER 0

	10.	SHARED DISPOSITIVE POWER 61,020,581 (see Items 5 and 6)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,020,581 (see Item 5)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.0% (see Item 5)

14.	TYPE OF REPORTING PERSON* IC, CO

CUSIP NO. 317928109	13D	PAGE 8 OF 19 PAGES

1.	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS BH Columbia Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS Not Applicable (see Item 3)

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Nebraska

	7.	SOLE VOTING POWER 0

NUMBER OF SHARES BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 61,020,581 (see Items 5 and 6)

EACH REPORTING PERSON WITH	9.	SOLE DISPOSITIVE POWER 0

	10.	SHARED DISPOSITIVE POWER 61,020,581 (see Items 5 and 6)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,020,581 (see Item 5)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.0% (see Item 5)

14.	TYPE OF REPORTING PERSON* CO

CUSIP NO. 317928109	13D	PAGE 9 OF 19 PAGES

1.	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS OBH, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS Not Applicable (see Item 3)

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

	7.	SOLE VOTING POWER 0

NUMBER OF SHARES BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 61,020,581 (see Items 5 and 6)

EACH REPORTING PERSON WITH	9.	SOLE DISPOSITIVE POWER 0

	10.	SHARED DISPOSITIVE POWER 61,020,581 (see Items 5 and 6)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,020,581 (see Item 5)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.0% (see Item 5)

14.	TYPE OF REPORTING PERSON* CO

CUSIP NO. 317928109	13D	PAGE 10 OF 19 PAGES

1.	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Berkshire Hathaway Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS Not Applicable (see Item 3)

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

	7.	SOLE VOTING POWER 0

NUMBER OF SHARES BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 61,020,581 (see Items 5 and 6)

EACH REPORTING PERSON WITH	9.	SOLE DISPOSITIVE POWER 0

	10.	SHARED DISPOSITIVE POWER 61,020,581 (see Items 5 and 6)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,020,581 (see Item 5)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.0% (see Item 5)

14.	TYPE OF REPORTING PERSON* HC, CO

CUSIP NO. 317928109	13D	PAGE 11 OF 19 PAGES

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Warren E. Buffett

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS Not Applicable (see Item 3)

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen

	7.	SOLE VOTING POWER 0

NUMBER OF SHARES BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 61,020,581 (see Items 5 and 6)

EACH REPORTING PERSON WITH	9.	SOLE DISPOSITIVE POWER 0

	10.	SHARED DISPOSITIVE POWER 61,020,581 (see Items 5 and 6)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,020,581 (see Item 5)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.0% (see Item 5)

14.	TYPE OF REPORTING PERSON* HC, IN

CUSIP NO. 317928109	13D	PAGE 12 OF 19 PAGES

This amendment reports only a change in the entities through which Berkshire Hathaway Inc. and Leucadia National Corporation own their shares of common stock of The FINOVA Group Inc. The transaction described in this amendment did not change the ultimate control of those shares by, or change the number of those shares beneficially owned by, Berkshire Hathaway Inc. and Leucadia National Corporation through their respective subsidiaries.

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends the Statement on Schedule 13D, filed on August 28, 2001 (the “Original 13D”), by Berkadia LLC, a Delaware limited liability company (“Berkadia”), Berkadia Management LLC, a Delaware limited liability company (“Berkadia Management”), BHF Berkadia Member Inc., a Delaware corporation (“BHF”), BH Finance LLC, a Nebraska limited liability company (“Finance”), Columbia Insurance Company, a Nebraska corporation (“Columbia”), BH Columbia Inc., a Nebraska corporation (“BH Columbia”), OBH, Inc., a Delaware corporation (“OBH”), Berkshire Hathaway Inc., a Delaware corporation (“Berkshire”), and Warren E. Buffett, a natural person, with respect to the common stock, par value $0.01 per share (the “Company Common Stock”), of The FINOVA Group Inc. (the “Company”).

The members of Berkadia are Berkadia Management, BHF, and WMAC Investors, Inc., a Delaware corporation (“WMAC II”) and indirect subsidiary of Leucadia National Corporation, a New York corporation (“Leucadia”). The members of Berkadia Equity Holdings LLC, a Delaware limited liability company (“BEH”), are BHF and WMAC II.

BHF, Finance, Columbia, BH Columbia, OBH, Berkshire, and Mr. Buffett are sometimes collectively referred to herein as the “Berkshire Parties.” Unless otherwise indicated, capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Original 13D.

The Berkshire Parties, BEH, Berkadia, and Berkadia Management are making this separate filing on Schedule 13D in accordance with Rule 13d-1(k)(2) under the Securities Exchange Act of 1934, as amended, and the Berkshire Parties are solely responsible for the information contained in this separate filing, except for information with respect to BEH, Berkadia, and Berkadia Management. BEH, Berkadia, and Berkadia Management are reporting persons in this Schedule 13D but do not assume any responsibility for information contained herein with respect to the Berkshire Parties. Leucadia and its subsidiaries are filing a separate amendment to the Schedule 13D originally filed by Leucadia with respect to the Shares (the “Leucadia Amendment”) that will include BEH, Berkadia, and Berkadia Management as reporting persons. The information in this Amendment No. 1 and in the Leucadia Amendment with respect to BEH, Berkadia, and Berkadia Management is duplicative out of necessity and does not reflect the acquisition of additional shares of Company Common Stock. For purposes of this Amendment No. 1, the Berkshire Parties and BEH are sometimes collectively referred to herein as the “Beneficial Owners.”

Items 2 through 7 of the Original 13D are hereby amended as follows to include the following:

ITEM 2.    IDENTITY AND BACKGROUND.

As discussed in the Original 13D, the Berkshire Parties, Berkadia, Berkadia Management, Leucadia, and certain subsidiaries of Leucadia were

CUSIP NO. 317928109	13D	PAGE 13 OF 19 PAGES

members of a group with respect to 61,020,581 shares of Company Common Stock (the “Shares”) that were owned of record by Berkadia.

On August 23, 2002 (and effective as of July 31, 2002), Berkadia transferred all of the Shares to BEH, and immediately thereafter transferred all of the membership interests in BEH to BHF and WMAC II in partial liquidation of the interests of WMAC II and BHF in Berkadia. As a result, BEH has become a reporting person with respect to the Shares. Also as a result of this transaction, Berkadia and Berkadia Management no longer have a direct or indirect interest in the Shares.

The purpose of the transaction was to separate the ownership and management of the Shares from Berkadia’s other activities. Berkshire and Leucadia each indirectly owned 50% of the membership interests in Berkadia insofar as such interests pertained to the Shares, and Berkshire and Leucadia each indirectly own 50% of the membership interests in BEH. The effect of the transaction was to move the Shares from one Berkshire-Leucadia jointly controlled entity (i.e., Berkadia) to another (i.e., BEH). The transaction did not change the ultimate control of the Shares or increase or decrease the number of shares of Company Common Stock beneficially owned by Berkshire or Leucadia.

(a)-(c)	BEH is a Delaware limited liability company with its principal office at 1440 Kiewit Plaza, Omaha, Nebraska 68131. BEH was formed to hold the Shares. The members are WMAC II and BHF.

The following information with respect to each executive officer and director of BEH is set forth in Exhibit 1 hereto: (i) name; (ii) business address; (iii) citizenship; (iv) present principal occupation or employment; and (v) name of any corporation or other organization at which such employment is conducted. The information set forth in Exhibit 1 is incorporated herein by reference.

(d)-(f)
During the last five years, none of the Beneficial Owners and, to their knowledge, none of the other persons identified pursuant to paragraphs (a) through (c) of this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. To the knowledge of the Beneficial Owners, each of the individuals identified pursuant to paragraphs (a) through (c) of this Item 2 is a United States citizen.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information set forth in Item 2 is incorporated herein by reference.

ITEM 4.    PURPOSE OF TRANSACTION.

CUSIP NO. 317928109	13D	PAGE 14 OF 19 PAGES

The information set forth in Items 2, 3, and 6 is incorporated herein by reference.

Pursuant to a Novation Agreement, dated as of August 23, 2002 (the “Voting Agreement Novation Agreement”), among the Company, BEH, Berkadia, Berkshire, and Leucadia, BEH agreed to be bound by the terms of the Voting Agreement, dated as of August 21, 2001 (the “Voting Agreement”), by and among the Company, Berkadia, Berkshire, and Leucadia. The Voting Agreement Novation Agreement is filed as Exhibit 4 hereto and is incorporated herein by reference.

Except as set forth above or in the Original 13D (as amended by this Amendment No. 1), the Beneficial Owners have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

(a)-(b)	BEH is the direct owner of the Shares, which equal 61,020,581 shares of Company Common Stock and represent approximately 50% of the Company Common Stock currently outstanding.

The members of BEH are BHF and WMAC II. By virtue thereof, BHF may be deemed to share voting and dispositive power over, and thus may be deemed to be a beneficial owner of, the Shares.

BHF is a wholly owned subsidiary of Finance, which in turn is a wholly owned subsidiary of Columbia, which in turn is a wholly owned subsidiary of BH Columbia, which in turn is a wholly owned subsidiary of OBH, which in turn is a wholly owned subsidiary of Berkshire. Accordingly, by being in the same chain of ownership of BHF, each of Finance, Columbia, BH Columbia, OBH, and Berkshire may be deemed to share voting and dispositive power over, and thus may be deemed to be a beneficial owner of, the Shares.

Mr. Buffett is the controlling person of Berkshire. Accordingly, by virtue of such control, Mr. Buffett may be deemed to share voting and dispositive power over, and thus may be deemed to be a beneficial owner of, the Shares.

Subject to the provisions of the BEH Operating Agreement, effective as of July 31, 2002 (the “BEH Operating Agreement”), between BHF and WMAC II as the sole members of BEH, each of the Beneficial Owners may be deemed to share voting and dispositive powers with respect to the Shares with Leucadia and the other reporting persons (other than Berkadia or Berkadia Management) reflected in the Leucadia Amendment. The BEH Operating Agreement is filed as Exhibit 2 hereto and incorporated herein by reference. In addition, the information set forth in Item 6 with respect to the BEH Operating Agreement is incorporated herein by reference.

Except as otherwise described in this Amendment No. 1 or in the Leucadia Amendment, none of Berkadia, Berkadia Management, BEH or the Berkshire Parties, nor to their knowledge, any executive

CUSIP NO. 317928109	13D	PAGE 15 OF 19 PAGES

officer or director of Berkadia, Berkadia Management, BEH or the Berkshire Parties, is the beneficial owner of any Company Common Stock.

(c)
The information set forth in Item 2 is incorporated herein by reference. Except as otherwise described in this Amendment No. 1 or in the Leucadia Amendment, none of Berkadia, Berkadia Management, BEH or the Berkshire Parties, nor to their knowledge, any executive officer or director of Berkadia, Berkadia Management, BEH or the Berkshire Parties, has effected any transaction in Company Common Stock during the past sixty days.

(d)	Not applicable.

(e)	On August 23, 2002, effective as of July 31, 2002, Berkadia and Berkadia Management ceased to be the beneficial owner of any Company Common Stock.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Berkadia, BEH and the Company have entered into a Novation Agreement and Amendment to Registration Rights Agreement, dated as of August 23, 2002 (the “Registration Rights Agreement Novation Agreement”), pursuant to which BEH has become a party to, and Berkadia has ceased being a party to, the Registration Rights Agreement, dated as of August 21, 2001 (the “Registration Rights Agreement”), between Berkadia and the Company. No other material change has been made to the Registration Right Agreement. The Registration Rights Agreement Novation Agreement is filed as Exhibit 3 hereto and is incorporated herein by reference.

The information in Item 4 with respect to the Voting Agreement Novation Agreement is incorporated herein by reference. The Voting Agreement Novation Agreement, which is filed as Exhibit 4 hereto, is incorporated herein by reference.

Under the BEH Operating Agreement, which is filed as Exhibit 2 hereto and hereby incorporated herein by reference, BEH has the same rights to designate directors to the Company’s board of directors as were previously held by Berkadia. Accordingly, if BEH is entitled to, or has power to, elect or otherwise nominate or designate directors to the Company’s board of directors, then BEH shall elect, nominate or designate such directors. If the number of directors to be chosen by BEH is an even number, then each of BEH’s two members shall choose one-half of such directors. If the number is an odd number, then the members shall unanimously agree on one director and one-half of the remaining directors shall be selected by each of BEH’s two members. The BEH Operating Agreement also provides that except in the event of a liquidation of BEH, or as otherwise unanimously agreed by BEH’s members, BEH shall cause the Shares to be held by, and not sold, transferred, exchanged or distributed by, BEH. Under the terms of the Voting Agreement Novation Agreement and the BEH Operating Agreement, BEH also agrees to vote the Shares as required by the Voting Agreement and otherwise as is unanimously agreed by BEH’s members; provided that, under the BEH Operating Agreement, if the members cannot agree, then BEH shall vote the Shares in the manner directed by each member with respect to that number of Shares as is in proportion to such member’s membership interest in BEH. The BEH Operating

CUSIP NO. 317928109	13D	PAGE 16 OF 19 PAGES

Agreement also provides that if a member or its affiliate desires to acquire additional securities, or interests or participations in bank loans, of the Company or its affiliates, then such member or its affiliate may not proceed with such transaction unless the other member is afforded a reasonable opportunity to acquire one-half of such securities, or interests or participations in bank loans on the same terms and conditions.

Except as set forth above, or otherwise described in this Schedule 13D or in the Leucadia Amendment, or filed as an exhibit hereto, none of Berkadia, Berkadia Management, BEH or the Berkshire Parties nor, to their knowledge, any executive officer or director of Berkadia, Berkadia Management, BEH or the Berkshire Parties, has any other contracts, arrangements, understandings or relationships with any persons with respect to the securities of the Company.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.	Description

1.	Executive Officers and Directors of Berkadia Equity Holdings LLC.

2.	Berkadia Equity Holdings LLC Operating Agreement, effective as of July 31, 2002, between BHF Berkadia Member Inc. and WMAC Investors, Inc.

3.	Novation Agreement and Amendment to Registration Rights Agreement, dated as of August 23, 2002, among Berkadia LLC, Berkadia Equity Holdings Inc., and The FINOVA Group Inc.

4.	Novation Agreement, dated as of August 23, 2002, among The FINOVA Group Inc., Berkadia Equity Holdings LLC, Berkadia LLC, Berkshire Hathaway Inc., and Leucadia National Corporation.

5.
Agreement to File Schedule 13D Jointly, among Berkadia LLC, Berkadia Management LLC, Berkadia Equity Holdings LLC, BHF Berkadia Member Inc., BH Finance LLC, Columbia Insurance Company, BH Columbia Inc., OBH, Inc., Berkshire Hathaway Inc., and Warren E. Buffett, as required by Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

CUSIP NO. 317928109	13D	PAGE 17 OF 19 PAGES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated:  August 27, 2002

BERKADIA LLC

By:	/s/ MARC D. HAMBURG
Name:	Marc D. Hamburg
Title:	President

BERKADIA MANAGEMENT LLC

By:	/s/ MARC D. HAMBURG
Name:	Marc D. Hamburg
Title:	President

BERKADIA EQUITY HOLDINGS LLC

By:	/s/ MARC D. HAMBURG
Name:	Marc D. Hamburg
Title:	President

BHF BERKADIA MEMBER INC.

By:	/s/ MARC D. HAMBURG
Name:	Marc D. Hamburg
Title:	PresIDENT

BH FINANCE LLC

By:	/s/ MARC D. HAMBURG
Name:	Marc D. Hamburg
Title:	President

COLUMBIA INSURANCE COMPANY

By:	/s/ MARC D. HAMBURG
Name:	Marc D. Hamburg
Title:	Treasurer

BH COLUMBIA INC.

By:	/s/ MARC D. HAMBURG
Name:	Marc D. Hamburg
Title:	President

CUSIP NO. 317928109	13D	PAGE 18 OF 19 PAGES

OBH, Inc.

By:	/s/ MARC D. HAMBURG
Name:	Marc D. Hamburg
Title:	Vice President

BERKSHIRE HATHAWAY INC.

By:	/s/ MARC D. HAMBURG
Name:	Marc D. Hamburg
Title:	Vice President and Chief Financial Officer

WARREN E. BUFFETT

By:	/s/ WARREN E. BUFFETT

CUSIP NO. 317928109	13D	PAGE 19 OF 19 PAGES

EXHIBIT INDEX

Exhibit No.	Description

1.	Executive Officers and Directors of Berkadia Equity Holdings LLC.

2.	Berkadia Equity Holdings LLC Operating Agreement, effective as of July 31, 2002, between BHF Berkadia Member Inc. and WMAC Investors, Inc.

3.	Novation Agreement and Amendment to Registration Rights Agreement, dated as of August 23, 2002, among Berkadia LLC, Berkadia Equity Holdings Inc., and The FINOVA Group Inc.

4.	Novation Agreement, dated as of August 23, 2002, among The FINOVA Group Inc., Berkadia Equity Holdings LLC, Berkadia LLC, Berkshire Hathaway Inc., and Leucadia National Corporation.

5.
Agreement to File Schedule 13D Jointly, among Berkadia LLC, Berkadia Management LLC, Berkadia Equity Holdings LLC, BHF Berkadia Member Inc., BH Finance LLC, Columbia Insurance Company, BH Columbia Inc., OBH, Inc., Berkshire Hathaway Inc., and Warren E. Buffett, as required by Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.